Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 58383-19

[redacted]

Via Courier

April 16, 2007

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

Dear Sir or Madam:

Re: Rock Energy Inc. (the "Company")
File No. 82-34785
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are the following:

1. Notice of Annual General Meeting to be held May 15, 2007;

2. Information Circular – Proxy Statement dated March 15, 2007; and

3. Form of Proxy.

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the above-captioned documents by stamping the enclosed duplicate copy of this letter and returning it to the sender in the self-addressed, stamped envelope provided.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

Keith A. Greenfield

Enclosures

cc: Peter Scott
Rock Energy Inc.

G:\058383\0019\Letter to Sec and Exch Comm 04.doc

ROCK ENERGY INC.

Notice of
Annual General Meeting of Shareholders
to be held on Tuesday, May 15, 2007

The annual general meeting of the shareholders of Rock Energy Inc. will be held at the Western Canadian Place Conference Centre, Plus 30, 801 – 6th Street SW, Calgary, Alberta on Tuesday, May 15, 2007, at 3:00 p.m. (Calgary time) to:

1. receive and consider our financial statements for the fiscal year ended December 31, 2006, together with the report of the auditors and the report of the board of directors;

2. fix the number of directors to be elected at the meeting at 5 members;

3. elect 5 directors;

4. appoint the auditors and to authorize the directors to fix their remuneration as such; and

5. transact such other business as may properly be brought before the meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with our Corporate Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department. In order to be valid and acted upon at the meeting, forms of proxy must be returned to the aforesaid address not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 27, 2007, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

DATED at Calgary, Alberta this 15th day of March, 2007.

By order of the board of directors

"Allen J. Bey"

Allen J. Bey
President and Chief Executive Officer

File No. 82-34785

rockenergy

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

RECEIVED
APR 17 2007

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Form of Proxy - Annual General Meeting to be held on May 15, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 pm, M.D.T. (Mountain Daylight Time), on May 11, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

05MA07113.E.SEDAR/000001/000001A

Appointment of Proxyholder

I/We, being holder(s) of Rock Energy Inc. hereby appoint: Stuart G. Clark, Chairman of the Board, or failing him, Allen J. Bey, Director

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of **Rock Energy Inc.** to be held at the Plus 30 Western Canadian Place, 801 - 6th Street S.W., Calgary, Alberta, on May 15, 2007 at 3:00 pm and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

For Against

1. Set the number of Directors

To set the number of Directors of the Corporation at five (5). ☐ ☐

2. Election of Directors

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Management recommends that you vote **FOR** all of the nominees as outlined in the Information Circular.

For Withhold

Vote FOR or WITHHOLD for all nominees proposed by Management ☐ ☐

3. Appointment of Auditors

For Withhold

Appointment of KPMG LLP, Chartered Accountants as auditors of the Corporation for the ensuing year and authorizing the directors to fix their remuneration as such. ☐ ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 2 4 4 4 9 A R 2 M D B Q

ROCK ENERGY INC.

Information Circular - Proxy Statement
for the Annual General Meeting to be held on May 15, 2007

PROXIES

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies by or on behalf of our management for use at our annual general meeting of the shareholders of Rock to be held on Tuesday, May 15, 2007 at 3:00 p.m. (Calgary time), at the Western Canadian Place Conference Centre, Plus 30, 801 – 6th Street SW, Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach our Corporate Secretary, c/o Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the meeting or any adjournment thereof. Only shareholders of record at the close of business on March 27, 2007, will be entitled to vote at the meeting, unless that shareholder has transferred any shares subsequent to that date and the transferee shareholder, not later than 10 days before the meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of shareholders.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are our officers. **As a shareholder you have the right to appoint a person, who need not be a shareholder, to represent you at the meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.**

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to you if you do not hold your common shares in your own name. Only proxies deposited by shareholders whose names appear on our records as the registered holders of common shares can be recognized and acted upon at the meeting. If common shares are listed in your account statement provided by your broker, then in almost all cases those common shares will not be registered in your name on our records. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Common shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Services Inc. who mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternately, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Services Inc., it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned to ADP Investor Services Inc. well in advance of the meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the meeting on the day of the meeting, or any adjournment thereof.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual general meeting and this information circular - proxy statement. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefore.

Exercise of Discretion by Proxy

The common shares represented by proxy in favour of management nominees will be voted on any poll at the meeting. Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. **If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out herein.** The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual general meeting and with respect to any other matters which may properly be brought before the meeting or any adjournment thereof. At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of common shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 15, 2007, there were 19,637,321 common shares issued and outstanding. As a holder of common shares you are entitled to one vote for each share you own.

We are also authorized to issue 300,000 preference shares without nominal or par value which may be issued for such consideration as may be determined by resolution of the board of directors. As at March 15, 2007, there were no preference shares issued and outstanding.

To the knowledge of our directors and officers, as at March 15, 2007, no person or company beneficially owned, directly or indirectly, or exercised control or direction, over more than 10% of our common shares other than Neil Gledhill through his subsidiaries ELM 2002 Management Ltd., ELM Capital Corporation and ELM Energy Management Ltd. which hold 1,974,628 common shares or 10.1% of the issued and outstanding common shares.

As at March 15, 2007, our directors and officers, as a group, beneficially owned, directly or indirectly, or exercised control over 2,865,077 common shares or approximately 14.6% of the issued and outstanding common shares.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the meeting, the shareholders will be asked to fix the number of directors to be elected at the meeting at 5 members and to elect 5 directors.

Management is soliciting proxies, in the accompanying form of proxy, for an ordinary resolution in favour of fixing the board of directors at 5 members, and in favour of the election as directors of the 5 nominees set forth below:

Allen J. Bey
Matthew J. Brister
Stuart G. Clark
Peter Malowany
James K. Wilson

In the event that a vacancy among such nominees occurs because of death or for any reason prior to the meeting, the proxy shall not be voted with respect to such vacancy.

The names and municipalities of residence of all of the persons nominated for election as directors, the approximate number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, the dates on which they became directors, and their principal occupations, as of March 15, 2007, were as follows:

Name	**Principal occupation**	**Director since**	**Number of common shares beneficially owned directly or indirectly or over which control or direction is exercised**(5)
Allen J. Bey(4) Calgary, AB	President and Chief Executive Officer	October 3, 2003	1,720,912(6)(7)
Matthew J. Brister(3)(4) Calgary, AB	President and Chief Executive Officer of Storm Ventures International (a private oil and gas company)	October 28, 2004	289,941(7)
Stuart G. Clark(1)(2)(3) Calgary, AB	Independent Businessman	January 8, 2004	300,392(7)
Peter Malowany(2)(4) Calgary, AB	President of Morgas Ltd. (a private oil and gas company)	January 8, 2004	21,120(7)
James K. Wilson(2)(3)(9) Calgary, AB	Vice President, Finance and Chief Financial Officer of Grizzly Resources Ltd. (a private oil and gas company)	October 28, 2004	14,000(7)

Notes:

(1) Chairman of the Board.
(2) Member of the Audit Committee.
(3) Member of the Compensation, Nomination and Governance Committee.
(4) Member of the Reserves Committee.
(5) Excludes common shares held by associates of the individual, except as otherwise noted.
(6) Includes 1,594,667 common shares held by a family trust of which Mr. Bey is a trustee.
(7) The table below outlines the options that have been granted to the directors.

Director	Options Granted	Option Price	Date of Grant	Expiry
Allen J. Bey	53,156(A)	$3.49	January 8, 2004	(B)
	26,578	$5.04	August 22, 2005	(C)
	45,000	$5.04	August 22,2005	(B)
	25,000	$4.21	March 27, 2006	(B)
	26,578	$3.15	August 22, 2006	(C)
Matthew J. Brister	10,000(A)	$3.90	October 29, 2004	(B)
	21,000	$5.04	August 22, 2005	(B)
	5,000	$3.15	August 22, 2006	(C)
Stuart G. Clark	7,974(A)	$3.49	January 8, 2004	(B)
	3,987	$5.04	August 22, 2005	(C)
	24,000	$5.04	August 22, 2005	(B)
	3,987	$3.15	August 22, 2006	(C)

Director	Options Granted	Option Price	Date of Grant	Expiry
Peter Malowany	7,974[(A)]	$3.49	January 8, 2004	(B)
	3,987	$5.04	August 22, 2005	(C)
	24,000	$5.04	August 22, 2005	(B)
	3,987	$3.15	August 22, 2006	(C)
James K. Wilson	10,000[(A)]	$3.90	October 29, 2004	(B)
	21,000	$5.04	August 22, 2005	(B)
	5,000	$3.15	August 22, 2006	(C)

(A) This value represents two-thirds of the original option grant, one-third of the original grant has expired.
(B) These options vest yearly in one-third tranches and expire one year after vesting.
(C) These options vest in two years and expire one year after vesting.

(8) We do not have an executive committee.

(9) James K. Wilson was Executive Vice President and CFO of Chauvco Resources International Ltd. from January 1998 to September 1998. The trading of shares of Chauvco Resources International Ltd. was suspended by the Toronto and Montreal exchanges in July 1998 and were subsequently delisted.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP were first appointed as our auditors on January 7, 2004.

DIRECTORS' AND OFFICERS' COMPENSATION

Composition and Role of the Compensation, Nomination and Governance Committee

The board of directors has appointed a Compensation, Nomination and Governance Committee comprised of Messrs. Brister, Clark and Wilson. The Compensation, Nomination and Governance Committee is charged with, among other things, the establishment and periodic review of our compensation philosophy, the compensation and performance standards for the Chief Executive Officer and the other executive officers and the approval of executive compensation disclosure. In addition the Compensation, Nomination and Governance Committee is charged with the responsibility of proposing new nominees to the Board, assessing the effectiveness of the Board and its individual members on an ongoing basis and reviewing corporate governance practices on a regular basis to ensure that they continue to be appropriate.

Compensation, Nomination and Governance Committee Report on Compensation

TO: The Shareholders of Rock Energy Inc.

Executive and Employee Compensation Strategy

Our compensation policies are founded on the principal that executive and employee compensation should be consistent with shareholders' interests and therefore the compensation strategy is significantly weighted towards a stock ownership compensation strategy. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in share value and to encourage all employees to become significant shareholders. Any director, who is also an executive officer, is excused from the compensation committee and directors' meetings during any discussion of his compensation. We do not have a pension plan or other form of formal retirement compensation. Our compensation plan consists of the following items:

- base salary
- long-term stock options
- bonuses

The compensation of all our employees, including executive officers, is consistent with the above policies. A description of the criteria used in each element of compensation is set forth below.

CEO Compensation

The compensation of the Chief Executive Officer is based on the same elements and principles as set out below.

Base Salaries

Our policy is that salaries for our executive officers, including the Chief Executive Officer, and other employees shall be competitive within our industry and generally at the 3rd quartile salary level among industry peer companies of similar size.

Long-Term Stock Options

Stock options are granted under our stock option plan to our directors, officers and employees upon their commencement of service. Additional grants are made periodically to recognize the exemplary performance of, or the special contribution by eligible individuals. An annual grant may be made to eligible individuals based on individual performance and our performance during the most recently completed financial year in relation to performance expected. Stock options are granted by our board on the recommendation of the chief executive officer, in the case of employees, and by the Compensation, Nomination and Governance Committee, in the case of the Chief Executive Officer.

The stock option plan is designed to motivate all employees to focus on the long-term interests of Rock and its shareholders. Options may be exercised at the market price in effect on the date of grant and the realizable value of the option grants is entirely dependent on the appreciation in the market price of the common shares. The options generally vest in one-third tranches beginning on the first anniversary of the grant date and usually expire one year after the vesting date.

Total option grants are presently limited to the number of shares permitted under the rules of the Toronto Stock Exchange. Stock option grants are determined by factors including the number of eligible individuals currently under the option plan and our future hiring plans, subject to limits under the rules of the Toronto Stock Exchange.

Bonuses

All full time employees are eligible to receive a bonus. The size of the bonus pool is based on the recommendation of the Compensation, Nomination and Governance Committee. In determining the bonus pool size, the Compensation, Nomination and Governance Committee considers:

- success in achieving company objectives;
- performance relative to benchmarks and peers;
- common share price performance;
- progress in implementing the business strategy; and
- competitive issues pertaining to attracting quality personnel

Establishment and payment of bonuses is subject to approval of the board of directors and the board of directors has the right to amend or suspend the bonus plan at its discretion.

Summary

The Compensation, Nomination and Governance Committee believes that long term shareholder value is enhanced by competitive compensation based upon corporate performance achievements. Through the plans described above, a significant portion of the compensation for all employees, including executive officers, is based on corporate performance, as well as, where applicable, industry-competitive pay practices.

Compensation, Nomination and Governance Committee Members: Matthew J. Brister
Stuart G. Clark
James K. Wilson

Compensation of Named Executive Officers

The following table sets forth information concerning the compensation paid to our Chief Executive Officer and Chief Financial Officer and any other executive officers whose total salary and bonus exceeded $150,000 for the year ended December 31, 2006, the year ended December 31, 2005, and the nine months ended December 31, 2004 (collectively, the "Named Executive Officers").

		Annual compensation			Long-term compensation			
					Awards		Payouts	
Name and principal position	Fiscal year	Salary ($)	Bonus ($)	Other annual compensation ($)	Securities under options granted (#)	Shares subject to resale restrictions ($)	LTIP payouts ($)	All other compensation ($)
Allen J. Bey	2006	160,000	31,250	Nil[1]	51,578	Nil	Nil	Nil
President and Chief	2005	130,000	Nil	Nil[1]	71,578	Nil	Nil	Nil
Executive Officer	2004[2]	76,500	Nil	Nil[1]	Nil	Nil	Nil	Nil
Peter D. Scott	2006	160,000	31,250	Nil[1]	51,578	Nil	Nil	Nil
Vice President, Finance	2005	130,000	Nil	Nil[1]	71,578	Nil	Nil	Nil
and Chief Financial Officer	2004[2]	76,500	Nil	Nil[1]	Nil	Nil	Nil	Nil
Alexander C. Brown	2006	160,000	31,250	Nil[1]	51,578	Nil	Nil	Nil
Vice President,	2005	130,000	Nil	Nil[1]	71,578	Nil	Nil	Nil
Exploration	2004[2]	76,500	Nil	Nil[1]	Nil	Nil	Nil	Nil
Sean E. Moore	2006	160,000	31,250	Nil[1]	51,578	Nil	Nil	Nil
Vice President,	2005	130,000	Nil	Nil[1]	71,578	Nil	Nil	Nil
Production	2004[2]	76,500	Nil	Nil[1]	Nil	Nil	Nil	Nil

Notes:

(1) The value of perquisites and other personal benefits received by the Named Executive Officers was not greater than 10% of total annual salary and bonus.

(2) 2004 represents the period for the nine months ended December 31, 2004.

Stock Options Granted During the Fiscal Year Ended December 31, 2006

The following table sets forth details with respect to all options granted to the Named Executive Officers during the fiscal year ended December 31, 2006.

Name	Securities under Options/SARs Granted (#)	Percentage of Total Options Granted to Employees in 2006 (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Allen J. Bey	25,000 26,578	3.7% 3.9%	$4.21 $3.15	$4.21 $3.15	March 27, 2008 – 2010 August 22, 2009
Peter D. Scott	25,000 26,578	3.7% 3.9%	$4.21 $3.15	$4.21 $3.15	March 27, 2008 – 2010 August 22, 2009
Alexander C. Brown	25,000 26,578	3.7% 3.9%	$4.21 $3.15	$4.21 $3.15	March 27, 2008 – 2010 August 22, 2009
Sean E. Moore	25,000 26,578	3.7% 3.9%	$4.21 $3.15	$4.21 $3.15	March 27, 2008 – 2010 August 22, 2009

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under our equity compensation plans as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	1,767,276	$4.19	196,456(1)
Equity compensation plans not approved by securityholders	-	-	-
Total	1,767,276	$4.19	196,456(1)

Note:

(1) Our stock option plan currently provides for the grant of a maximum number of common shares equal to 10% of the outstanding common shares.

Stock Options exercised during the Fiscal Year Ended December 31, 2006 and Fiscal Year End Option Values

The following table sets forth with respect to the Named Executive Officers, the number of options exercised and the number of unexercised stock options and the value of in-the-money stock options based upon the closing price of the common shares of $2.90 on December 29, 2006.

Name	Securities acquired on exercise (#)	Aggregate value realized ($)	Unexercised stock options at year-end (#) exercisable / unexercisable	Value of unexercised in-the-money stock options at year-end ($) exercisable / unexercisable
Allen J. Bey	Nil	Nil	41,578/134,734	Nil/Nil
Peter D. Scott	Nil	Nil	41,578/134,734	Nil/Nil
Alexander C. Brown	Nil	Nil	41,578/134,734	Nil/Nil
Sean E. Moore	Nil	Nil	41,578/134,734	Nil/Nil

Employment Arrangements

Currently there are no employment agreements or "change in control agreements" in place between us and any of our executive officers.

Directors

We have established a policy for the compensation of directors (other than directors who are also officers of Rock) whereby each outside director is entitled to receive an annual cash retainer of $4,000 plus a $500 per diem per meeting and options under our stock option plan. In addition, the Chairman of the Board and the Audit Committee each receive an additional $2,000 annual cash retainer. Directors are reimbursed for their out-of-pocket expenses incurred in carrying out their duties as directors.

Performance Graph

The following graph illustrates our five year cumulative shareholder return, as measured by the closing price of our (or our predecessor's) common shares at the end of each financial year, assuming an initial investment of $100 on December 31, 2001, compared to the S&P/TSX Composite Index and the S&P TSX Composite Index Energy, assuming the reinvestment of dividends where applicable.


600
500
400
300
200
100
0
2001/12
2002/12
2003/12
2004/12
2005/12
2006/12
Rock
S&P/TSX Composite Index
S&P/TSX Composite Energy Index

	2001/12	2002/12	2003/12	2004/12	2005/12	2006/12
Rock[(1)(2)]	100	114	500	167	238	138
S&P/TSX Composite Index[(3)]	100	88	111	127	158	185
S&P/TSX Composite Energy Index[(3)]	100	114	142	185	303	321

Notes:

(1) After giving effect to the 1:30 consolidation which occurred effective February 18, 2004.
(2) On January 8, 2004, Rock became an oil and gas company.
(3) Total Return Index.

STOCK OPTIONS

The Corporation has a share option plan (the "Option Plan") which permits the granting of options ("Options") to officers, directors, employees and consultants to the Corporation and its subsidiaries. The Option Plan, in its current form was last ratified by the shareholders at a meeting held May 12, 2005, and adjourned to June 9, 2005.

As at March 15, 2007, the Corporation had outstanding options to purchase 1,642,332 common shares (representing 8.4% of the outstanding common shares) and options to purchase 321,400 common shares (representing 1.6% of the outstanding common shares) are available for future grants.

The maximum number of common shares issuable pursuant to the Option Plan is a "rolling" maximum equal to 10% of the outstanding common shares. Any increase in the issued and outstanding common shares results in an increase in the available number of common shares issuable under the Option Plan and any exercises of options will make new grants available under the Option Plan.

Options granted pursuant to the Option Plan have a term not exceeding 10 years and vest in such manner as determined by the board of directors of the Corporation. Options granted under the Option Plan are non assignable. The exercise price of Options granted is determined by the Board of Directors of the Corporation at the time of grant and may not be less than the current market price, being the volume weighted average trading price of the common shares for the five trading days immediately prior to the date of grant.

The number of common shares issuable pursuant to the Option Plan to any one person shall not exceed 5% of the outstanding common shares. In addition, the number of common shares reserved for issuance, or issuable within one year, pursuant to the Option Plan and all other share compensation arrangements of the Corporation, to insiders shall not exceed 10% of the outstanding common shares and the number of common shares issuable within one year, pursuant to the Option Plan and all other share compensation arrangements of the Corporation, to any one insider and such insider's associates shall not exceed 5% of the outstanding common shares.

Options terminate on the earlier of 60 days after an optionholder ceases to be at least one of an employee, director, officer or consultant of the Corporation or a subsidiary of the Corporation and their expiry date, except in the event of death or disability, in which case they expire on the earlier of 180 days thereafter and their expiry date.

When exercising a stock option, the optionee has the right to require the Corporation to pay an "in the money" amount to him or her and the option will be terminated (the "Put Right"). The "in the money" amount is calculated by subtracting the exercise price of an option from the weighted average trading price of the common shares for the 5 days prior to the date of receipt of notice of the election to exercise the right. The board of directors of the Corporation has the ability to determine not to accept the notice and require the individual to exercise the option instead. The optionee exercising the Put Right also has the right to subscribe for common shares, issued on a flow-through basis, at the same market price used to determine the "in the money" amount of such common shares with the proceeds of the exercise of the Put Right. The right to purchase shares is subject to the Board of Directors having approved the issuance of flow-through shares for the year in question.

If the Board of Directors so determines, all unvested options held by an optionee will vest and become vested options preceding an event which would result in a Change of Control (as hereinafter defined) and the optionee will have the right, for such period as the directors may specify, to exercise all of his or her unexercised options. Options not exercised within such period will terminate. For the purposes of the Option Plan, "Change of Control" of the Corporation includes: (a) the purchase or acquisition of common shares or convertible securities by a person which results in the person beneficially owning, or exercising control or direction over, common shares or convertible securities such that, assuming only the conversion of convertible securities beneficially owned or over which control or direction is exercised by the person, the person would beneficially own, or exercise control or direction over, common shares carrying the right to cast more than 50% of the votes attaching to all common shares;

or (b) approval by the shareholders of the Corporation of: (i) an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing cooperation which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation which may be cast to elect directors of that corporation; (ii) the liquidation, dissolution or winding up of the Corporation; or (iii) the sale, lease or other disposition of all or substantially all of the assets of the Corporation.

The Board of Directors may, subject to the prior approval of any stock exchange or other regulatory body having jurisdiction, amend or discontinue the Option Plan or any options at any time provided that no such amendment may increase the maximum number of common shares that may be granted under the Option Plan in the aggregate or to any person or group of persons, change the manner of determining the "current market price", extend the period during which options may be exercised or, without the consent of the participant, alter or impair any option previously granted to a participant under the Option Plan. Notwithstanding the foregoing, the amendment of options which have been granted pursuant to the Option Plan require only the prior approval of the Board of Directors provided, however, that amendments to options which have been granted pursuant to the Option Plan which are held by insiders and which entail a reduction in the exercise price or an extension of the term of such options will require disinterested shareholder approval.

Section 613(a) of the Toronto Stock Exchange Company Manual provides that every three (3) years after the institution of a security based compensation arrangement all unallocated rights, options or other entitlements under such arrangement which does not have a fixed maximum number of securities issuable must be approved by a majority of the issuer's directors and by the issuer's security holders. The Corporation's Option Plan is considered to be a security based compensation arrangement and as the maximum number of common shares issuable pursuant to the Option Plan is not a fixed number and instead is equal to 10% of the outstanding common shares, the Corporation will not be required to seek approval of the grant of unallocated stock options under the Option Plan until June 9, 2008.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F1 Disclosure (which is set out below in italics).

1. **Board of Directors**

(a) *Disclose the identity of directors who are independent.*

The Board of Directors of the Corporation has determined that the following four (4) directors of the Corporation are independent:

Matthew J. Brister
Stuart G. Clark
Peter Malowany
James K. Wilson

(b) *Disclose the identity of directors who are not independent, and describe the basis for that determination.*

The Board of Directors of the Corporation has determined that the following director of the Corporation is not independent:

Allen J. Bey

Allen J. Bey is not considered to be independent as Mr. Bey is the President and Chief Executive Officer of the Corporation.

(c) *Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the "board") does to facilitate its exercise of independent judgement in carrying out its responsibilities.*

The Board of Directors of the Corporation has determined that a majority of the directors are independent.

(d) *If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.*

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Issuer
Allen J. Bey	None
Matthew J. Brister	Storm Exploration Inc. Focus Energy Trust
Stuart G. Clark	Storm Exploration Inc. Focus Energy Trust
Peter Malowany	None
James K. Wilson	Ironhorse Oil & Gas Inc.

(e) *Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.*

In accordance with the mandate of each of the Board of Directors as well as the mandate of each of the Audit Committee, the Compensation, Nomination and Governance Committee and the Reserve Committee, at the end of or during each meeting of the Board of Directors or committee, as applicable, the members of management of the Corporation who are present as such meeting leave the meeting in order that the independent directors can discuss any necessary matters without management being present. 12 meetings of the independent directors (including meetings of the Board of Directors and of the Committees) have been held since January 1, 2006.

(f) *Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair*

that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Board of Directors of the Corporation has determined that Stuart G. Clark, the Chairman of the Board of Directors, is independent. The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of shareholders and enforces the rules of order in connection with such meetings. The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit. The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g) *Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.*

The attendance record of each of the directors of the Corporation in respect of board meetings and committee meetings held in the year ended December 31, 2006, is as follows:

Name of Director	Attendance Record
Allen J. Bey	Board: 4 out of 4 meetings Reserves Committee: 1 out of 1 meetings
Matthew J. Brister	Board: 4 out of 4 meetings Compensation, Nomination and Governance Committee: 3 out of 3 meetings Reserves Committee: 1 out of 1 meetings
Stuart G. Clark	Board: 4 out of 4 meetings Audit Committee: 4 out of 4 meetings Compensation, Nomination and Governance Committee: 3 out of 3 meetings
Peter Malowany	Board: 4 out of 4 meetings Audit Committee: 3 out of 3 meetings Reserves Committee: 1 out of 1 meetings
James K. Wilson	Board: 4 out of 4 meetings Audit Committee: 4 out of 4 meetings Compensation, Nomination and Governance Committee: 3 out of 3 meetings

2. **Board Mandate**

Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board of Directors is attached as Schedule "A" hereto.

3. **Position Descriptions**

(a) *Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.*

The Board of Directors has developed written position descriptions for the Chairman of the Board of Directors as well as the Chairman of each of the Audit Committee, the Compensation, Nomination and Governance Committee and the Reserves Committee

(b) *Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and the CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.*

The Board of Directors of the Corporation, with input from the Chief Executive Officer of the Corporation has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) *Briefly describe what measures the board takes to orient new directors regarding:*

(i) *the role of the board, its committees and its directors; and*

(ii) *the nature and operation of the issuer's business.*

The Compensation, Nomination and Governance Committee is responsible, if determined appropriate, to develop for approval by the Board and periodically review orientation and education programs for new directors. While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b) *Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.*

No formal continuing education program currently exits for the directors of the Corporation. The Board believes that no formal education program is currently required as a result of the knowledge and experience of the Board members and as the Corporation's legal counsel and auditors provide the Board and applicable Committees with updates of new developments regarding corporate governance and regulatory requirements as they arise.

5. **Ethical Business Conduct**

(a) *Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:*

(i) *disclose how a person or company may obtain a copy of the code;*

The Board of Directors has adopted a code of ethics applicable to all members of the Corporation, including directors, officers and employees. Each director, officer and employee of the Corporation has been provided with a copy of the code of ethics. In addition, a copy of the code of ethics has been filed on SEDAR at www.sedar.com.

(ii) *describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and*

The Board of Directors monitors compliance with the code of ethics by requiring each of the senior officers of the Corporation to affirm in writing on an annual basis his or her agreement to abide by the code of ethics, as to his or her ethical conduct and in respect of any conflicts of interest.

(iii) *provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.*

There have been no material change reports filed since the beginning of the year ended December 31, 2006, that pertain to any conduct of a director or executive officer that constitutes a departure from the Corporation's code of ethics.

(b) *Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.*

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to or are a director or an officer of a person who is a party to a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In certain cases, an independent committee may be formed to deliberate on such matters in the absence of the interested party.

(c) *Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.*

The Board of Directors has also adopted a "Whistleblower Policy" wherein employees, consultants and external stakeholders of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

6. **Nomination of Directors**

(a) *Describe the process by which the board identifies new candidates for board nomination.*

Pursuant to the mandate of the Compensation, Nomination and Governance Committee, such Committee has responsibility for recruiting and recommending new members to the Board. At present, the Compensation, Nomination and Governance Committee does not have a process by which it identifies new candidates for Board nomination but rather the identification of new candidates is done on an informal and *ad hoc* basis.

The Compensation, Nomination and Governance Committee is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

(b) *Disclose whether or not the board has a nominating committee composes entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.*

As noted above, the Board of Directors has appointed a Compensation, Nomination and Governance Committee. The members of such Committee are Matthew K. Brister, Stuart G. Clark and James K. Wilson, each of whom has been determined to be independent.

(c) *If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.*

The Compensation, Nomination and Governance Committee has the responsibility, among other things, to prospectively recruit and recommend new members to the Board. Further information in respect of the operation of the Compensation, Nomination and Governance Committee is set forth below under "Compensation" in paragraph (c).

7. **Compensation**

(a) *Describe the process by which the board determines the compensation for the issuer's directors and officers.*

Executive Compensation

The compensation of the Corporation's officers is described in this Information Circular – Proxy Statement under the heading "Directors' and Officers' Compensation – Compensation, Nomination and Governance Committee Report on Compensation".

Directors' Compensation

The Compensation, Nomination and Governance Committee conducts a periodic review of directors' compensation having regard to various governance reports on current trends in directors' compensation and compensation data for directors of reporting issuers of comparative size to the Corporation.

(b) *Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.*

The Board of Directors has appointed a Compensation, Nomination and Governance Committee whose members are Matthew K. Brister, Stuart G. Clark and James K. Wilson, each of whom has been determined to be independent.

(c) *If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.*

The Compensation, Nomination and Governance Committee has the responsibility, among other things, for reviewing matters relating to the human resource policies and compensation of the directors, officers and employees of the Corporation and its subsidiaries in the context of the budget and business plan of the Corporation. As part of the mandate and responsibility of the Compensation, Nomination and Governance Committee, the Compensation Committee is responsible for formulating and making recommendations to the Board of Directors in respect of compensation issues relating to directors and employees of the Corporation. Without limiting the generality of the foregoing, the Compensation, Nomination and Governance Committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for employees of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate employees;

(ii) to review and recommend to the Board the retainer and fees to be paid to members of the Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive officer ("CEO"), evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or making recommendations to the Board with respect to) the CEO's compensation level based on such evaluation;

(iv) to recommend to the Board with respect to non-CEO officer and director compensation including to review management's recommendations for proposed stock option, share purchase plans and other incentive-compensation plan and equity-based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

(v) to administer the stock option plan approved by the Board in accordance with its terms including the recommendation to the Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the Committee for inclusion of annual disclosure required by applicable securities laws to be made by the Corporation including the Compensation Committee Report required to be included in the information circular – proxy statement of the Corporation.

In addition to its duties in respect of human resource policy and compensation matters as described above, the Compensation, Nomination and Governance Committee also has the responsibility for recruiting and recommending new members to the Board.

The Compensation, Nomination and Governance Committee also has the responsibility to oversee the formulation of corporate governance policies and procedures applicable or appropriate to the Corporation. Without limiting the generality of the foregoing, the Compensation, Nomination and Governance Committee has the following duties:

(i) to review on an ongoing basis the effectiveness of the Board and its Committees in fulfilling the mandate of the Board;

(ii) to develop for approval by the Board and periodically review the Corporation's approach to corporate governance matters;

(iii) to review and recommend to the Board for approval reports concerning the Corporation's corporate governance practices as required by any regulatory authority;

(iv) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(v) as determined appropriate, to develop and recommend to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function independently of management;

(vi) to determine the appropriate size of the Board, its composition of members between unrelated Directors and related Directors and the annual nomination of Directors for election;

(vii) as determined appropriate, to undertake a periodic performance review of each Director and in the process ensure each Board member is aware of the contribution they are expected to make including the amount of time and energy expected of each Director;

(viii) to review and recommend to the Board as to the acceptance of any offer to resign of any director of the Board;

(ix) as determined appropriate, to develop for approval by the Board and periodically review orientation and education programs for new directors;

(x) to annually review and recommend to the Board the appointments to each committee of the Board and any changes to the terms of reference of the committees;

(xi) to review and recommend compensation for Directors of the Corporation and any other arrangements pursuant to which monies are payable to a director or a party related to a director;

(xii) to review the Directors and Officers insurance policy and recommend appropriate coverage levels;

(xiii) to periodically review and monitor the Corporation's communication policy with a view to determining whether the Corporation is communicating effectively with shareholders, other stakeholders, the investment community and the public generally;

(xiv) to review and consider the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director; and

(xv) to review such other matters of a corporate governance nature as may be directed by the Board from time to time.

Pursuant to the mandate of the Compensation, Nomination and Governance Committee, the committee is to be comprised of at least three (3) directors of the Corporation and all of such members shall be independent. The Board of Directors is from time to time to designate one of the members of the Compensation, Nomination and Governance to be the Chair of the Compensation, Nomination and Governance. At present, the Chairman of the Compensation, Nomination and Governance is Matthew K. Brister.

The Compensation, Nomination and Governance meets at least one time per year and at such other times as the Chairman of the Compensation, Nomination and Governance determines.

(d) *If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.*

A compensation consultant or advisor has not, at any time since the beginning of the year ended December 31, 2006, been retained to assist in determining compensation for any of the issuers, directors and officers; however, the Corporation does subscribe to a third party annual compensation survey specifically dedicated to the petroleum industry.

8. **Other Board Committees**

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

In addition to the Audit Committee and the Compensation, Nomination and Governance Committee, the Corporation has also created a Reserves Committee to which the Board of Directors has delegated the responsibility for the following matters:

(i) reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing the Corporation's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in National Instrument 51-101) (the "Reserves Data") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

(v) providing a recommendation to the Board of Directors as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities;

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves; and

(viii) coordinate meetings with the Audit Committee of the Corporation, the Corporation's senior engineering management, independent evaluating engineers and auditors as required to address matters of mutual concern in respect of the Corporation's evaluation of petroleum and natural gas reserves.

9. **Assessments**

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

As part of its mandate, the Compensation, Nomination and Governance Committee is responsible for reviewing on an ongoing basis the effectiveness of the Board and its Committees, undertaking a periodic performance review of each Director and annually reviewing and recommending to the Board the appointments to each Committee. The Compensation, Nomination and Governance Committee conducted an assessment of the Board, its Committees and individual directors in 2007 and is satisfied that the Board, its Committees and individual directors are working effectively.

AUDIT COMMITTEE

All of the Audit Committee members are independent directors.

Multilateral Instrument 52-101 – Audit Committees provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation's financial statements. All of the members of the Audit Committee are "financially literate" under the definition set out above.

Additional information in respect of the Corporation's Audit Committee is contained on pages 26 to 27 of the Corporation's Annual Information Form dated March 15, 2007, which is available on SEDAR at *www.sedar.com*.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our insiders, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2006, or in any proposed transaction which has materially affected or would materially affect us or any of our subsidiaries except as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the meeting, other than as is disclosed herein.

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the meeting other than the matters referred to in the notice of annual general meeting. However, if any other matter properly comes before the meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional information relating to us is available on SEDAR at www.sedar.com. Our annual information form also contains disclosure relating to our audit committee and the fees paid to KPMG LLP in 2005. Financial information is provided in our comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006. To receive a copy of our financial statements and related management's discussion and analysis please contact our Chief Financial Officer at Rock Energy Inc., 1800, 700 – 9th Avenue S.W., Calgary, Alberta, T2P 3V4. If you wish, this information may also be accessed on SEDAR at www.sedar.com.

DIRECTORS' APPROVAL

The contents and the sending of this information circular - proxy statement have been approved by our directors.

Dated: March 15, 2007.

SCHEDULE "A"

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "Board") of the Corporation is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "CEO"), define the principal objective(s) of the Corporation;
- supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objective(s) as defined by the Board;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

Without limiting the generality of the foregoing, the Board will perform the following duties:

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Review and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.

- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

- Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide an orientation to each new director.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

MEETINGS

- The Board shall meet at least four times per year and/or as deemed appropriate by the Board Chair.

- Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

- Minutes of each meeting shall be prepared.

- The CEO or his designate(s) may be present at all meetings of the Board.

- Vice-Presidents and such other staff as appropriate to provide information to the Board shall attend meetings at the invitation of the Board.

REPORTING / AUTHORITY

- Following each meeting, the Secretary will promptly report to the Board by way of providing draft copies of the minutes of the meetings.

- Supporting schedules and information reviewed by the Board at any meeting shall be available for examination by any director upon request to the CEO.

- The Board shall have the authority to review any corporate report or material and to investigate any activity of the Corporation and to request any employees to cooperate as requested by the Board.

- The Board may retain persons having special expertise and/or obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

END